IMPERIAL

21 August 2007

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

07026517

Imperial One Int'l

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcements which were lodged with the Australian Stock Exchange Limited.

- 31/07/2007 – Quarterly Activities Report
- 14/08/2007 – Natural Gas Development Update
- 14/08/2007 – Appointment of Director
- 15/08/2007 – Initial Director's Interest Notice

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

dlw 9/18

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	15-Aug-2007
Time	16:26:27
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Imperial Corporation Limited
ABN	29 002 148 361

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Kevin Maloney
Date of appointment	14 August 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Belgravia Associates (NSW) Pty Ltd - of which Mark Maloney is a related party	68,021,489 Ordinary Shares

Part 3 -- Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	14-Aug-2007
Time	16:14:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Director

IMPERIAL

14 August 2007

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

RE: APPOINTMENT OF DIRECTOR

Directors are pleased to announce the appointment of Mr Mark Maloney as a director of the company effective from 14 August 2007.

Mark is a non-executive director of The MAC and currently Chief Executive Officer of Marley Holdings Pty Ltd.

Prior to this Mark was involved in the investment banking industry for 13 years, the last 10 of which were spent in London. His most recent position was as Head of Equities for J P Morgan, Australia. He also held the same position for Goldman Sachs, being responsible for establishing this business in London in 2000.

Mark has an extensive knowledge of the financial markets and through his various management roles has experience in business development and growth.

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	14-Aug-2007
Time	15:20:57
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Natural Gas Development Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

IMPERIAL

14 August 2007

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: NATURAL GAS DEVELOPMENT UPDATE
CARROLLTOWN PROJECT
Appalachian Basin, Pennsylvania, USA

The Directors of Imperial Corporation Limited, ("Imperial") are pleased to announce that fracture stimulation for the recent 5 well natural gas development program has been completed. Preliminary testing indicates that the potential recoverable gas reserves are typical Pennsylvanian Upper Devonian series natural gas producing wells.

In summary, for the 5 wells:

- Average open flow rate is approximately 853 mcf per 24 hour period (4.5 inch OD casing) and 0.5" orifice plate;
- Average Shut-in Rock Pressure of around 1,042 psig;
- Average estimated recoverable reserves of 374,000 mcf per well, or 1.88 bcf in total.

More accurate production flow data will become available once the wells have been in-line for at least a 3 to 6 month period. A typical well in the Appalachian Basin will produce gas for in excess of 40 years.

The joint venture is now waiting for Dominion Peoples Gas Company to turn the gas in-line for the five wells, which is expected to be completed this month.

Carrolltown Joint Venture

As a result of its development of an oil and gas business in NE America, Imperial has assigned, (for an additional 9% of Units (74% in total) in Empire Energy USA LLC prior to dilution of management and financiers warrants), its interest in the last 5 wells of the Carrolltown Joint Venture. Imperial will secure the first two years income from these 5 new wells, and an additional placement of Empire Units at the end of 2 years if the value of the 5 wells is in excess of its independent economic valuation.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Following Stages

The Carrolltown Joint Venture has at least a further 75-100 well locations for development. These are likely to be completed by Empire Energy USA over the next 2 to 3 years.

Empire Energy USA LLC is currently completing a financing arrangement to undertake the development of these development locations (and other opportunities) with an international resource and investment bank. The Company expects to make and announcement on these matters in the next few days.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Reasons for this high rate of drilling activity lie in the characteristics of Appalachian Basin gas development.

Corporate Reconstruction

With the increasing emphasis on oil and gas operations, the Directors wish to advise that May Day Mines Pty Ltd and ACN 053 015 606 Limited, two non-operating companies, have been placed in liquidation.

Yours faithfully

Bruce McLeod
Chairman

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	31-Jul-2007
Time	15:34:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Activities Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

IMPERIAL

QUARTERLY REPORT TO 30 June 2007

TO THE AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial Corporation Limited for the period ended 30 June 2007.

1. IMPERIAL RESOURCES LLC (100%)

In June 2007 the company's wholly owned subsidiary, Imperial Resources LLC ("**Imperial Resources**") commenced in joint venture with American Natural Resources LLC ('**ANR**') a drilling program for a further 5 shallow Upper Devonian wells in the Appalachian Basin natural gas development programme in Cambria County, Pennsylvania, USA ("**Carrolltown JV Project**"). ANR is the operator of the joint venture. Imperial holds a 75% working interest, generating a 60.9375% net revenue interest.

Carrolltown JV Project

As at the date of this report 20 gas wells have been completed, all commercially successful. Independent engineering consultants have measured recoverable gas reserves at an estimated 4.45 Bcf. Stabilised flow rates for the initial 15 wells is around 630 Mcfpd. Total production for the quarter was 49,500 Mcf. Wells in this region are expected to produce gas for in excess of 40 years.

In early January the JV finalised a 2 year hedge contract for gas sales of 15,000 Mcf per month at $8.45 Mcf commencing September 2007 through to August 2009. In addition the JV locked in gas sales for the period April 2007 through to August 2007 at a price of $7.35 Mcf.

The recent 5 wells drilled are currently being turned inline and are expected to be producing by mid August. The next stage drilling program of 5 wells has been identified.

2. EMPIRE ENERGY USA LLC (73.6%)

Management continues to review operations and restructure delivery arrangements. Empire Energy is operating 135 producing wells with around 33 shut–in wells being reworked and bought back in-line. Gas production for the last quarter was approximately 81 MMcf, an increase of 10% over the previous 3 month period.

A summary of the production assets acquired by Empire are:

- Estimated gross gas reserves of 13.2 Bcf;
- Net revenue interest of around 75%;
- 47+ proved undeveloped locations (Puds).
- Future net cash flow from production of US$52m, or PV10 of US$17m (@ US$7.25 Mcf) (based on independent engineering report as at 31 December 2006).

As part of Empire Energy's strategy to build a drilling and well services business, Empire acquired a drilling rig, currently completing around 110,000 ft pa, plus other service equipment. Net cash flow from drilling operations is estimated at around $100,000 for the quarter.

A number of potential acquisitions, subject to the completion of due diligence are in progress. The implementation of a significant debt financing arrangement is being completed with a major international bank, and is subject to certain minimum acquisition value criteria.

As the first step in consolidating its interests in the USA, Imperial Resources assigned its future interests in the Carrolltown JV to Empire Energy. Under the arrangement Imperial Resources:

- will receive for its US$881,250 contribution towards the 5 new well drilling program, new class C Units in Empire Energy valued at net historical equity contribution. The C class units will convert on a 1:1 basis to existing A class Units at defined times; and
- 60.9375% of net revenue interest income generated by the 5 new wells over the first two years of production; and

- will at the end of the two years, have the option to transfer the 5 new wells to Empire Energy, for additional C Units at an independent valuation, based on a conversion formula set today.

- On a pre-dilution basis, Imperial Resources interest in Empire Energy has increased from 65% to 73.6%.

3. BEMAX RESOURCES NL (4.9%)

The Company maintains its 4.9% cornerstone equity interest in Bemax Resources Limited ("**Bemax**").

Bemax Highlights:

BEMAX REACHED A BENCHMARK IN ITS DEVELOPMENT AS A MAJOR GLOBAL PLAYER IN THE MINERAL SANDS INDUSTRY DURING THE FIRST HALF OF 2007. SIGNIFICANT EVENTS WERE:

- **Revenues up approx 237% to A$83.7m for the half year compared to the previous half year.**
- **U$175 m of debt from the offering of 9.375% Senior Notes, pursuant to Rule 144A/Reg S, to global investors.**
- **The new debt raising will allow Bemax to focus on implementing its expansion plans in the Murray Basin. This will include the development and construction of the Snapper mine and adding additional processing circuits to Bemax's mineral separation plant at Broken Hill, with both projects expected to be completed and commissioned in early 2009**

Bemax's total mineral sands production, sales and sales revenue for the quarter ended 30 June and Year to Date 2007 and the corresponding periods in 2006 are summarised in the following table:

	June Quarter 2007	YTD 2007	June Quarter 2006	First Half 2006
Ore Mined (tonnes)	3,229,002	5,970,231	2,758,355	4,984,101
HMC (tonnes)	228,419	445,431	214,950	377,375
Product (tonnes)				
Murray Basin Ilmenite[1]				
Production	64,041	102,949	27,167	54,972
Sales	15,085	24,875	0	0
Ilmenite[2]				
Production	43,814	107,991	66,669	132,974
Sales	52,108	126,098	100,533	114,457
Leucoxene				
Production	18,211	30,460	7,761	9,285
Sales	13,924	31,441	1,180	2,306
Rutile				
Production	13,351	25,505	2,473	2,473
Sales	15,941	25,514	0	0
Zircon				
Production	18,204	34,098	5,135	8,978
Sales	22,017	47,383	5,191	9,759
Sales Revenue A$m				
Murray Basin	29.6	58.2	0.1	0.1
Western Australia	11.2	25.5	17.5	24.7
Total[3]	40.8	83.7	17.6	24.8

[1] Mine site Ilmenite and a processed product from Mine site Ilmenite at the Broken Hill MSP (BHT)
[2] Sulphate, Secondary and SR Feed Ilmenite
[3] Revenue is unaudited and inclusive of any hedging gains/losses

Bemax highlights during the June Quarter

- Record quarterly production of Heavy Mineral concentrate (HMC) which was underpinned by the improved performance of the Murray Basin operations.

- Record rutile sales from the Murray Basin operations.

- Mine development activities commenced as planned at the new Gwindinup mine in Western Australia.

- Exploration drilling in northern-Victoria near Ouyen identified a significant high-grade deposit, now known as Kulwin North.

4. CORPORATE

Capital Raising

During the period under review the Company completed the issue of $1.0 million in convertible notes and $850,000 in new shares (before costs), pursuant to a private placement to sophisticated investors of 65,384,615 shares issued at $0.013 per share.

In addition a further 27,061,645 shares were issued at $0.013 to convert a loan (including accrued interest) of $351,801 to equity. The convertible notes were placed equally with Belgravia Group Pty Ltd (Geoff Lord) and Belgravia Associates (NSW) Pty Ltd (Kevin Maloney) respectively, Melbourne and Sydney based investment groups.

The funds raised were utilised to provide additional working capital and to allow the company to further develop its oil and gas projects in the Appalachia Basin in the USA.

Rupert Company Limited

The Company has been successful on application to the High Court of Fiji to appoint an official receiver to liquidate the assets of Rupert Company Limited for the recovery of costs incurred in Supreme Court proceedings between Rupert and the Company in 2003. As yet the assets held by Rupert Company are not known. The Company's claim for the Supreme Court costs is $123,693. Recovery of costs relating to the Court of Appeal proceedings between Rupert and the Company is $34,187 of which the Company has received $20,000 lodged as security of costs from the Court of Appeal. No amounts have been provided in the Financial Statements for the recovery of the remainder of these costs.

FUTURE DIRECTION

To provide future capital growth as well as generating ongoing Cashflow, the Board will seek to continue development of its Carrolltown JV Project as well as pursuing additional acquisition opportunities to be undertaken by Empire Energy in the north eastern USA oil and gas sector.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial Corporation Limited

ABN	Quarter ended ("current quarter")
29 002 148 361	30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (12 months) $A
1.1	Receipts from product sales and related debtors	275,274	899,512
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	(26,831)	(99,973)
	(d) administration	(202,320)	(954,849)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	8,792	67,252
1.5	Interest and other costs of finance paid	(207,951)	(516,155)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	9,480	15,880
	Net Operating Cash Flows	(143,556)	(588,333)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	(4,159,225)
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	15,360
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	(142,342)
1.11	Loans repaid by other entities	-	-
1.12	Other - Natural Gas Joint Venture	(1,047,860)	(2,348,752)
	Net investing cash flows	(1,047,860)	(6,634,959)
1.13	Total operating and investing cash flows (carried forward)	(1,191,416)	(7,223,292)

1.13	Total operating and investing cash flows (brought forward)	(1,191,416)	(7,223,292)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	807,500	3,421,575
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(141,000)	(457,000)
1.18	Dividends paid	-	-
1.19	Other - Convertible Note Issues	1,000,000	2,750,000
	Net financing cash flows	1,666,500	5,714,575
	Net increase (decrease) in cash held	475,084	(1,508,717)
1.20	Cash at beginning of quarter/year to date	603,525	2,587,326
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	1,078,609	1,078,609

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	78,829
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Consultant fees, Directors fees and superannuation guarantee levy payments

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

The Company issued 27,061,645 fully paid ordinary shares @ $0.013 on conversion of debt (including interest) of $351,801.38 to equity.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	50,000
4.2	Development	250,000
	Total	300,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	397,643	222,374
5.2	Deposits at call	680,966	381,151
5.3	Bank overdraft	-	-
5.4	Other - Joint Venture	-	-
	Total: cash at end of quarter (item 1.22)	1,078,609	603,525

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 Nil Nil	 Nil Nil		
7.3	**+Ordinary securities**	1,640,810,134	1,640,810,134		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 92,446,260 Nil	 92,446,260 Nil		Application for quotation lodged with ASX.
7.5	**+Convertible debt securities** *(description)*	1,500,000 – c/notes maturing 11/5/09 1,750,000 c/notes maturing 30/10/09 1,000,000 – c/note maturing 18/6/10	Nil		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 1,000,000 - $1.00 c/notes maturing 18/6/10 convertible at $0.0145 Nil	 Nil Nil		
7.7	**Options** *(description and conversion factor)*	10,000,000 Executive Options	Nil	*Exercise price* $0.0047	*Expiry date* 6 December 2010
7.8	Issued during quarter	Nil	Nil		
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	Nil	Nil		
7.11	**Debentures** *(totals only)*	Nil	Nil		

7.12	**Unsecured notes** *(totals only)*	Nil	Nil

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2007
(Company secretary)

Print name: David Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

END